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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

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                               Schedule 14D-9

                    Solicitation/Recommendation Statement

                     Pursuant to Section 14(d)(4) of the

                       Securities Exchange Act of 1934


                    MRI Business Properties Fund, Ltd. III
                          (Name of Subject Company)

                    MRI Business Properties Fund, Ltd. III
                       (Name of Person Filing Statement)

                     Unit of Limited Partnership Interest
                        (Title of Class of Securities)

                                    None
                             --------------------
                     (CUSIP Number of Class of Securities)

                                 Martin Lifton
                        NPI Equity Investments II, Inc.
                            100 Jericho Quadrangle
                                  Suite 214
                           Jericho, New York 11753
                               (516) 822-0022

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) filing Statement)


                                   Copy to:

                               David J. Heymann
                              Post & Heymann, LLP
                             100 Jericho Quadrangle
                            Jericho, New York 11753
                                 (516) 681-3636
                              --------------------

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1.  Security and Subject Company

  The name of the subject partnership is MRI Business Properties Fund, Ltd. III, a California limited partnership (the "Partnership"), and the address of its principal executive offices is 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328. The title of the class of equity securities to which this Statement relates is Units of Limited Partnership Interest of the Partnership ("Units").

2.  Tender Offer of the Bidder

  This Statement relates to the tender offer of DeForest Ventures I L.P., a Delaware limited partnership (the "Purchaser"), to purchase up to 26,921 outstanding Units at a purchase price of $154.10 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated June 2, 1995, and the related Letter of Transmittal (together, the "Offer"). The Offer is being made pursuant to a tender offer statement on Schedule 14D-1 dated June 2, 1995.

  The address of the executive offices of the Purchaser is 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328.

3.  Identity and Background

  (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

  (b) DeForest Capital I Corporation, the general partner of the Purchaser ("DeForest Capital"), is affiliated with NPI Equity Investments II,
Inc., the entity which controls the general partners of the Partnership (together, the "General Partner").

  Certain Relationships. The General Partner owns a 2% interest in the Partnership and thus receives, as a continuing interest in the Partnership, an amount equal to a 2% allocation of the Partnership's profits and losses, and 2% of distributions. The General Partner and its affiliates are also entitled to be reimbursed for certain expenses and to receive fees pursuant to the terms of the Partnership Agreement. For information as to the amounts paid to the General Partner and its affiliates during the last three fiscal years and the six months ended March 31, 1995, see Note 2 to the Financial Statements of the Partnership in the Form 10-K of the Partnership for the fiscal year ended September 30, 1994 and Note 2 to the Financial Statements of the Partnership in the Form 10-Q of the Partnership for the six months ended March 31, 1995.

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  Tender Offer Loan.  As disclosed in the Offer, the Purchaser has obtained a loan in connection with consummation of the Offer. One of several sources of repayment of such loan is the Purchaser's distributable portion of the proceeds of any sales or refinancings of Partnership properties. Consequently, the General Partner may have a conflict of interest in determining whether and when to sell and/or refinance the Partnership's properties. In addition, because the terms of the loan will require a payment by the Purchaser after a property sale or refinancing by the Partnership (whether or not the proceeds of such sale or refinancing are distributed by the Partnership), a conflict of interest may exist for the General Partner in determining whether and when to cause the Partnership to distribute any of such proceeds.

4.  The Solicitation or Recommendation

  The Partnership is recommending that Unitholders not tender their Units for the following reasons. The Partnership's Embassy Suites hotel is currently under contract for sale with the sale of these properties expected to occur no later than July 31, 1995. It is anticipated that, if such sale closes, the Partnership would distribute approximately $175 per Unit to its Unitholders. Such amount is greater than $154.10 per Unit cash consideration which will be paid to Unitholders who tender their Units pursuant to the Offer. Unitholders who tender their Units will not be entitled to receive any distributions from the Partnership.

5.  Persons Retained, Employed or to be Compensated

  Neither the Partnership nor any person acting on its behalf has or currently intends to employ, retain or compensate any person or class of persons to make solicitations or recommendations to Unitholders on its behalf concerning the Offer.

6.  Certain Negotiations and Transactions by the Subject Company

  (a)  None

  (b) Except for 26,774 Units beneficially owned by the Purchaser and 246 Units beneficially owned by affiliates of the General Partner, none of which will be tendered in the Offer, neither the Partnership nor any executive officer, director, affiliate or subsidiary of the Partnership owns any Units.

7.  Additional Information to be Furnished

  None.

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8.  Material to be Filed as Exhibits

   The following Exhibits are filed herewith:

   Exhibit (a)(i)   -  Offer to Purchase of the Purchaser dated June 2, 1995

   Exhibit (a)(ii)  -  Cover Letter to Unitholders from the Partnership dated
                       June 2, 1995

   Exhibit (b)      -  None


   Exhibit (c)(i)   -  Note 2 to the financial statements of the Partnership
                       included in the Form 10-K of the Partnership for the fiscal year ended December 31, 1994.

   Exhibit (c)(ii)  -  Note 2 to the financial statements of the Partnership included in the Form 10-Q of the Partnership for the three months ended March 31, 1995.

                                  SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                    MRI BUSINESS PROPERTIES FUND, LTD. III

                    By:  MONTGOMERY REALTY COMPANY - 85,
                         its managing general partner

                    By:  FOX REALTY INVESTORS,
                         its managing partner

                    By:  NPI EQUITY INVESTMENTS II, INC.
                         its managing partner

                    By:  /s/ Martin Lifton
                         --------------------
                         Martin Lifton, Chairman

Date:  June 2, 1995


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